     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 7, 1997.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                 CALGENE, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                                 CALGENE, INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  129598 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               LLOYD M. KUNIMOTO
                  PRESIDENT AND ACTING CHIEF EXECUTIVE OFFICER
                                 CALGENE, INC.
                               1920 FIFTH STREET
                            DAVIS, CALIFORNIA 95616
                                 (916) 753-6313

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF
                        OF THE PERSON FILING STATEMENT)

                            ------------------------

                                With a copy to:

             MARK G. BORDEN, ESQ.                       STEVEN J. TONSFELDT, ESQ.
              HALE AND DORR LLP                             VENTURE LAW GROUP
               60 STATE STREET                          A PROFESSIONAL CORPORATION
         BOSTON, MASSACHUSETTS 02109                       2800 SAND HILL ROAD
                (617)526-6000                          MENLO PARK, CALIFORNIA 94025
                                                              (415)854-4488

================================================================================

ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Calgene, Inc., a Delaware corporation ("Calgene" or the "Company"). The address of the principal executive offices of the Company is 1920 Fifth Street, Davis, California 95616. The title of the class of equity securities to which this Statement relates is the Company's Common Stock, par value $0.001 per share ("Common Stock" or the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer by Monsanto Acquisition Company, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Monsanto Company, a Delaware corporation ("Monsanto" or "Parent"), to purchase all of the outstanding Shares held by the Company's stockholders other than Parent or its affiliates (such stockholders, the "Public Stockholders" and such Shares, the "Publicly Held Shares") at $8.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated April 7, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed respectively as Exhibits 1 and 2 hereto and are incorporated herein by reference in their entirety. The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated April 7, 1997 (the "Schedule 14D-1") and in a Rule 13e-3 Transaction Statement on Schedule 13E-3 dated April 7, 1997 (the "Schedule 13E-3"), both of which are filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by Commission thereunder. The Offer is being made by Purchaser pursuant to the Agreement and Plan of Merger, dated as of March 31, 1997, among Parent, Purchaser and the Company (as the same may be amended from time to time, the "Merger Agreement"), a copy of which is filed as Exhibit 3 hereto and incorporated herein by reference in its entirety.

     According to the Offer to Purchase, the address of the principal executive offices of each of the Purchaser and Parent is 800 North Lindbergh Boulevard, St. Louis, Missouri 63167.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning Purchaser or Parent, or actions or events with respect to either of them, was provided by the Purchaser or Parent, respectively, and the Company takes no responsibility for such information. Information contained in this Statement with respect to the Company and its advisors has been provided by the Company.

     (b) Except as described herein, in Schedule I hereto, and in the Company's Proxy Statement dated October 10, 1996 relating to the Company's 1996 Annual Meeting of Stockholders (the "1996 Proxy Statement") (attached hereto as Exhibit 5 and incorporated herein by reference), to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) the Purchaser, its executive officers, directors or affiliates.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER.

     In considering the recommendations of the Board of Directors of the Company (the "Calgene Board"), based on the recommendations of the special committee (the "Special Committee") of the Calgene Board appointed to represent the Public Stockholders (consisting of Messrs. Roger H. Salquist, Allen J. Vangelos and Howard D. Palefsky, none of whom are designees of Parent or officers of the Company), set forth in Item 4(a) hereto, the Public Stockholders should be aware that certain members of the Calgene Board and the Special Committee have interests in the Merger and the Offer which are described in Schedule I hereto and which may present them with certain conflicts of interest. Each of the members of the Calgene Board and the Special Committee were aware of these potential conflicts and considered them along with the other factors described in Item 4(b)(2) below.

SUMMARY OF EXISTING AGREEMENTS BETWEEN THE COMPANY AND MONSANTO.

     REORGANIZATION AGREEMENT. On October 13, 1995, the Company and Monsanto entered into an Agreement and Plan of Reorganization ("Reorganization Agreement") and certain other agreements whereby Monsanto agreed to contribute all of the outstanding shares of capital stock of Tomato Investment Associates, Inc., a wholly owned subsidiary of Monsanto ("TIA"), whose principal asset was the entire equity interest in Gargiulo, L.P. ("Gargiulo"), $30 million in cash and certain technology licenses, in exchange for a 49.9% equity interest in the Company. In connection with the Reorganization Agreement, a total of 30,146,114 shares of Common Stock of the Company were issued to Monsanto. The Reorganization Agreement was approved by the stockholders of the Company on March 25, 1996. On March 31, 1996, the Company and Monsanto consummated the transactions contemplated by the Reorganization Agreement, which included entering into certain agreements as discussed below. Subsequent to such time, Gargiulo was merged into TIA and TIA changed its name to "Gargiulo, Inc." The Reorganization Agreement is included as Exhibit 6 hereto and is incorporated herein by reference in its entirety. A summary of the terms of the Reorganization Agreement is set forth in the 1996 Proxy Statement attached hereto as Exhibit 5.

     STOCK PURCHASE AGREEMENT. On September 27, 1996, the Company and Monsanto entered into a Stock Purchase Agreement pursuant to which the Company agreed to sell and issue to Monsanto, and Monsanto agreed to purchase from the Company, a total of 6,250,000 shares of the Company's Common Stock (the "Additional Shares") for a purchase price of $50,000,000. The Stock Purchase Agreement was approved by the stockholders of the Company on November 12, 1996, at which time the purchase and sale of the Additional Shares was consummated and the Company and Monsanto amended certain existing agreements between the parties as discussed below. The Stock Purchase Agreement is included as Exhibit 7 hereto and incorporated herein by reference in its entirety. A summary of the terms of the Stock Purchase Agreement is set forth in the 1996 Proxy Statement attached hereto as Exhibit 5.

     STOCKHOLDERS AGREEMENT. On March 31, 1996, pursuant to the Reorganization Agreement, the Company and Monsanto entered into a Stockholders Agreement (the "Original Stockholders Agreement") which provided Monsanto with certain rights with respect to such matters as representation on the Calgene Board, and with certain limitations on the acquisition of additional shares of Calgene Common Stock. On November 12, 1996, the Stockholders Agreement was amended and restated (as amended and restated, the "Restated Stockholders Agreement"). The Restated Stockholders Agreement is included as Exhibit 8 hereto and is incorporated herein by reference in its entirety. A summary of the terms of the Restated Stockholders Agreement is set forth in the 1996 Proxy Statement attached hereto as Exhibit 5.

     CREDIT AGREEMENTS. On March 31, 1996, Monsanto and the Company entered into a credit facility agreement (the "Calgene Credit Facility Agreement") and another credit facility agreement (the "Gargiulo Credit Facility Agreement"). Under each of these agreements, Monsanto made certain amounts available to the Company for various Company and Gargiulo uses. The Calgene Credit Facility Agreement and the Gargiulo Credit Facility Agreement are included as Exhibits 9 and 10 hereto, respectively, and are incorporated herein by reference in their entirety. A summary of the terms of the Calgene Credit Facility Agreement and the Gargiulo Credit Facility Agreement is set forth in the 1996 Proxy Statement attached as Exhibit 5 hereto.

     LICENSE ARRANGEMENTS. In connection with the March 1996 reorganization, Monsanto contributed certain technology licenses to the Company pursuant to various license agreements and letter agreements. The technologies covered by these licenses included ACC synthase and ACC deaminase, fruit-specific promoters, virus resistance genes, the FAD 3 gene, an insect resistance gene, the ADP glucose pyrophosphorylase gene and certain oil modification technology. A summary of these license arrangements is set forth in the 1996 Proxy Statement attached hereto as Exhibit 5.

THE MERGER AGREEMENT.

     On April 1, 1997, the Company and Parent issued a press release announcing the execution of Merger Agreement and the Purchaser's intention to commence the Offer. A copy of that press release is filed as Exhibit 15 hereto and is incorporated herein by reference in its entirety.

     THE OFFER. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable after the date thereof, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. Pursuant to the Merger Agreement, Purchaser shall not, without the consent of the Special Committee, accept for payment any Shares tendered pursuant to the Offer unless at least a majority of the then issued and outstanding Publicly Held Shares shall have been validly tendered and not withdrawn prior to the expiration of the Offer. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is conditioned upon there being validly tendered and not withdrawn prior to the expiration of the Offer (i) not less than a majority of the Publicly Held Shares (the "Majority-of-the-Minority Condition") and (ii) at least the number of Shares that when added to the Shares owned by Parent shall constitute ninety percent (90%) of the Shares then outstanding (the "Ninety Percent Condition"), and certain other conditions that are described in Conditions to Consummating the Offer below. Purchaser and Parent have agreed that no change in the Offer may be made which decreases the Offer Price, changes the form of consideration payable in the Offer or reduces the maximum number of Shares to be purchased in the Offer or which imposes conditions to the Offer in addition to those described in Conditions to Consummating the Offer below. Pursuant to the Merger Agreement, in the event all conditions set forth in the Merger Agreement shall have been satisfied or waived other than either the Majority-of-the-Minority Condition or the Ninety Percent Condition, Purchaser may extend the Offer for a period or periods aggregating not more than 20 business days after the later of
(i) the initial expiration date of the Offer and (ii) the date on which all other conditions to the Offer other than the Majority-of-the-Minority Condition or the Ninety Percent Condition shall have been satisfied or waived. If all of the conditions to the Offer have been satisfied or waived other than the Ninety Percent Condition, then, on the latest expiration date of the Offer permitted in accordance with the preceding sentence, Purchaser shall waive the Ninety Percent Condition and accept for payment Shares validly tendered pursuant to the Offer and not properly withdrawn prior to such date.

     THE MERGER. The Merger Agreement provides that as soon as practicable after the purchase of the Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement, and in accordance with the Delaware General Corporation Law ("DGCL"), at the effective time of the Merger (the "Effective Time"), Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will become a wholly owned subsidiary of Parent. At the Effective Time, each issued and then outstanding Share (other than any Shares held in the treasury of the Company or owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or the Company, and other than Shares held by stockholders who shall not have voted in favor of the Merger and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the DGCL) shall be canceled and converted automatically into the right to receive $8.00 per Share, net to the seller in cash, without interest (the "Merger Consideration").

     Purchaser or the designated paying agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares such amounts that Purchaser or the paying agent is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the "Code"), the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law.

     Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation. In addition, the Company is obligated under the Merger Agreement to redeem all of the outstanding shares of its Series A Redeemable, Non-Voting Preferred Stock, par value $.001 per share ("Series A Preferred Shares"), not later than the day prior to the initial expiration date of the Offer.

     The Merger Agreement provides that the directors of Purchaser at the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company at the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, the certificate of incorporation of Purchaser will be the certificate of incorporation of the Surviving Corporation;

provided, however, that, at the Effective Time, Article 1 of the certificate of incorporation of the Surviving Corporation will be amended to read as follows:
"The name of the corporation is Calgene, Inc." The Merger Agreement also provides that the bylaws of Purchaser will be the bylaws of the Surviving Corporation.

     At the Effective Time, each holder of an outstanding option to purchase Shares (in each case, a "Company Option") issued pursuant to the Company's 1981 Stock Option Plan, 1991 Stock Option Plan or 1996 Stock Option Plan (each such plan, a "Company Stock Option Plan") shall become entitled to receive from the Surviving Corporation, for each such Company Option, an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price of each such Company Option and (ii) the number of Shares such holder could have purchased had such holder exercised such Company Option in full (without regard to exercisability) immediately prior to the Effective Time, and thereafter each such Company Option shall be canceled; provided, however, that any holder of a Company Option may instead have such Company Option assumed by the surviving Corporation pursuant to the terms of the Company Stock Option Plan pursuant to which such Company Option was issued (each, an "Assumed Option"). After the Effective Time, each Assumed Option shall
(i) confer the right to receive from the Surviving Corporation, for each Share subject to such Company Option immediately prior to the Effective Time, and upon payment of the applicable exercise price per share in effect with respect to such Company Option, the Merger Consideration, in cash, and (ii) shall otherwise remain subject to all the terms and conditions (including with respect to the exercisability thereof) applicable to such Company Option pursuant to the option agreement related to such Company Options and to the Company Stock Option plan pursuant to which such Company Option was issued. The Company has agreed to provide timely notification and an election form to holders of Company Options as may be required by any Company Stock Option Plan. After the Effective Time, no further Company Options shall be granted pursuant to any Company Stock Option plan; however, each Company Stock Option Plan shall continue to govern any Assumed Option.

     The Merger Agreement also provides that the Company shall take all such action as may be necessary (i) to terminate the Company's Employee Stock Purchase Plan established in March 1990 (the "Company Stock Purchase Plan") and
(ii) to cause the Shares entitled to be purchased pursuant to the Company Stock Purchase Plan as of the Effective Time to be purchased and converted thereafter in the Merger.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company, Parent and Purchaser as to corporate status and the enforceability of the Merger Agreement against each such party and by the Company as to its capitalization, compliance with law, the accuracy of financial statements and filings with the Commission and the absence of certain material adverse changes or events concerning the Company's business from December 31, 1996 to the date of the Merger Agreement.

     Covenants of Parent, Purchaser and the Company. Pursuant to the Merger Agreement, the Company shall, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Stockholders Meeting"). At the Stockholders Meeting, Parent and Purchaser shall cause all Shares then owned by them to be voted in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby. Parent and Purchaser currently have sufficient voting power to approve the Merger even if no other stockholder votes in favor of the Merger. In the event that Purchaser acquires such number of Shares that, when taken together with the Shares previously owned by Parent and Purchaser, constitute at least ninety percent (90%) of the outstanding Shares, the parties have agreed to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of the DGCL as soon as reasonable practicable after such acquisition, without a meeting of the stockholders of the Company.

     The Merger Agreement provides that the Company shall, if required by applicable law, as soon as practicable following consummation of the Offer, file a proxy statement with the Commission under the Exchange Act (the "Proxy Statement"), and shall use its best efforts to have the Proxy Statement cleared by the Commission. Parent, Purchaser and the Company shall cooperate with each other in the preparation of the

Proxy Statement, and the Company shall notify Parent of the receipt of any comments of the Commission with respect to the Proxy Statement and of any requests by the Commission for any amendment or supplement thereto or for additional information and shall provide to Parent promptly copies of all correspondence between the Company or any representative of the Company and the Commission. The Company shall give Parent and its counsel the opportunity to review and comment upon the Proxy Statement prior to its being filed with the Commission and shall give Parent and its counsel the opportunity to review and comment upon all amendments and supplements to the Proxy Statement and to participate in the preparation of any written responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the Commission. The Company and its counsel shall be given the opportunity to review and comment on the Offer documents and any amendments thereto prior to the filing thereof with the Commission. Parent and Purchaser shall provide the Company and its counsel with a copy of any written comments or telephonic notification of any verbal comments Parent or Purchaser may receive from the Commission for its staff with respect to the Offer documents promptly after the receipt thereof and shall provide the Company and its counsel with a copy of any written responses and telephonic notification of any verbal responses of Parent, Purchaser or their counsel. Each of the Company, Parent and Purchaser agrees to use its reasonable best efforts, after consultation with the other parties, to respond promptly to all such comments of and requests by the Commission, and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Stockholders Meeting at the earliest practicable time.

     Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger agreement and the Effective Time, unless Parent shall otherwise agree in writing the businesses of the Company and its subsidiaries shall be conducted only in, and the Company shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company, to keep available the services of the current officers and employees of the Company and to preserve the current relationships of the Company with customers, suppliers and other persons with which the Company has significant business relations; and the Company shall not declare or pay dividends, split, combine or reclassify its stock, issue convertible securities or issue rights, warrants or options to purchase Shares other than shares issuable upon exercise of options issued pursuant to Company stock option or employee stock purchase plans outstanding as of the date of the Merger Agreement.

     Pursuant to the Merger Agreement, during the period prior to the purchase of Shares pursuant to the Offer, Parent has covenanted to use its reasonable best efforts not to interfere in any material respect with the Company's conduct of its day-to-day operations except with respect to the rights and responsibilities of Parent's designees on the Company Board or Parent's rights and obligations under any contract or agreement with the Company.

     The Company and Parent are each obligated under the Merger Agreement to give each other prompt notice of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate and (ii) any failure of the Company, Parent or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it thereunder.

     It is understood and agreed that all rights to indemnification by the Company existing as of the date of the Merger Agreement in favor of each present and former director and officer of the Company as provided in the Company's certificate of incorporation or bylaws or pursuant to any other agreements in effect as of such date shall survive the Merger and shall continue in full force and effect for a period of at least six years from the Effective Time.

     The Merger Agreement provides that Parent will, for a period six years from and after the Effective Time, indemnify and hold harmless each such director and officer of the Company with respect to all acts and omissions occurring before the Effective Time that are based on or arise out of his service as a director or officer, including all acts and omissions in connection with the amendment to the Restated Stockholders Agreement, the Merger Agreement and the transactions contemplated thereby, including the Offer and the

Merger, to the extent of the more favorable of (i) the Company's indemnification arrangements with such directors and officers as of the date of the Merger Agreement, (ii) the indemnification provisions of Parent's certificate of incorporation or bylaws and (iii) any other indemnification arrangement that Parent has with its directors.

     Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, each of the parties thereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, using its reasonable best efforts to obtain all licenses, permits, consents, approvals, authorization, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions and to fulfill the conditions to the Offer and the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement and the Surviving Corporation shall use their reasonable best efforts to take all such action.

     Under the Merger Agreement, Parent and the Company agree to consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger Agreement or the transactions contemplated thereby. Parent and the Company further agree not to issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange to which Parent or the Company is a party.

     Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) to the extent required by the DGCL and the Company's certificate of incorporation and bylaws, the Merger Agreement, the Merger and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote or consent of the stockholders of the Company; (b) no foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of (i) making the acquisition of Shares by Parent or Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the transactions contemplated by the Merger Agreement, (ii) seeking to prohibit or limit materially the ownership or operation by the Company, Parent or any of their respective subsidiaries of all or any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries as a result of the transactions contemplated by the Merger Agreement, or (iii) compelling the Company, Parent, Purchaser or any of their respective subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, Parent, Purchaser or any of their respective subsidiaries as a result of the transactions contemplated by the Merger Agreement, provided, however, that each of the parties shall have used its reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as practicable any injunction or other order that may be entered; and (c) Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that condition (c) shall not be applicable to the obligations of Parent and Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

     Termination; Fees and Expenses. The Merger Agreement may be terminated and the Merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of the Company: (a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company, if such termination is also approved by the Special Committee; (b) by either Parent or the Company if the Effective Time shall not have occurred on or before December 31, 1997, provided, however, that such right to terminate shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; (c) by either Parent or the Company if any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Offer of the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (d) by Parent if, due to an occurrence or circumstance that would result in a failure of any condition set forth in Annex A of the Merger Agreement to be satisfied, (i) Purchaser shall not have commenced the Offer within sixty (60) days following the date of the Merger Agreement, (ii) the Offer shall have been terminated or expired in accordance with its terms without Purchaser having accepted for payment any Shares pursuant to the Offer, or (iii) Purchaser shall have failed to pay for Shares pursuant to the Offer within ninety (90) days following the commencement of the Offer, unless, in the case of clause (iii), such failure to pay for Shares shall have been caused by or resulted from the failure of Parent or Purchaser to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or Purchaser of any material representation or warranty of either of them contained in the Merger Agreement;
(e) by the Company, upon approval of the Company Board and a majority of the members of the Special Committee, if due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, Purchaser shall have (i) failed to commence the Offer within sixty (60) days following the date of the Merger Agreement, (ii) terminated the Offer without having accepted any Shares for payment thereunder, or (iii) failed to pay for Shares pursuant to the Offer within ninety (90) days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of the Company to perform in any material respect any material covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any material representation or warranty of it contained in the Merger Agreement; or (f) by the Company, upon approval of the Company Board and a majority of the members of the Special Committee, if Parent shall have breached in any material respect its covenant relating to Parent's involvement in the day-to-day management of the Company prior to the consummation of the Offer, and Parent continues such breach following written notice by the Company to Parent thereof.

     In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void, and there shall be no liability on the part of any party thereto, except nothing therein shall relieve any party thereto from liability for any willful breach thereof.

     All costs and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such fees and expenses, whether or not the Merger Agreement is consummated.

     CONDITIONS TO CONSUMMATING THE OFFER. Purchaser shall not be required to accept for payment or may delay the acceptance for payment of any Shares, or may terminate the Offer and not accept for payment any Shares, if (i) the Majority-of-the-Minority Condition shall not have been satisfied as of the expiration of the Offer (as it may be extended by Purchaser from time to time),
(ii) the Ninety Percent Condition shall not have been satisfied as of the expiration of the Offer (as it may be extended by Purchaser from time to time, but subject to the waiver requirements of Section 1.1(a) of the Merger Agreement), or (iii) at any time on or after March 31, 1997 and prior to the acceptance for payment of Shares, any of the following conditions exist:

          (a) there shall have occurred and be remaining in effect (i) any general suspension of trading in, or limitation on prices for, securities on NASDAQ (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation imposed by any government, governmental agency or authority on the extension of credit by banks or other lending institutions in the United States, or (iv) the commencement of a war or armed hostilities or other international calamity directly or indirectly involving the United States;

          (b) an order shall have been entered or an injunction shall have been issued and remain in effect (i) restraining or prohibiting the making or consummation of the Offer or the Merger, (ii) making the purchase, or payment for, some or all of the Shares illegal or (iii) imposing limitations on the ability of Purchaser effectively to acquire or to hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by Purchaser on all matters properly presented to the stockholders of the Company; or

          (c) any statute, rule, regulation or referendum shall be enacted, enforced, promulgated or deemed applicable to (i) Parent or any of its affiliates or subsidiaries or the Company or any of its subsidiaries or
     (ii) the Offer or the Merger, which could reasonably be expected, directly or indirectly, to result in any of the consequences referred to in clauses
     (i) through (iii) of paragraph (b) above; or

          (d) the Merger Agreement shall have been terminated in accordance with its terms or Parent and the Company shall have agreed that Parent shall amend or terminate the Offer or postpone the payment for Shares pursuant thereto; or

          (e) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality or material adverse effect on the Company shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct in any material respect; or

          (f) the Company shall have failed to perform or comply with in any material respect any of the agreements or covenants of the Company to be performed or complied with by it under this Agreement; or

          (g) all of the Series A Preferred Shares shall not have been redeemed;

which in the reasonable judgment of Parent with respect to each and every matter referred to above and regardless of the circumstance (including any action or inaction by Parent) giving rise to any such condition, makes it inadvisable to proceed with the Offer, the acceptance for payment or payment for the Shares in the Offer, or the Merger.

     The foregoing conditions are for the benefit of Parent and Purchaser only and may be asserted regardless of the circumstances giving rise to any such conditions (including any action or inaction by Parent). Each of the foregoing conditions may be waived by Purchaser in whole or in part, other than the Majority-of-the-Minority Condition, which may not be waived without the consent of the Special Committee. The failure to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each right shall be deemed a continuing right which may be asserted at any time and from time to time.

     The foregoing description summarizes certain provisions of the Merger Agreement which relate to arrangements among the Company, Parent, Purchaser and the Company's executive officers and directors. These, and the foregoing descriptions of the Merger Agreement, are qualified in their entirety by reference to the Merger Agreement.

AMENDMENT TO THE RESTATED STOCKHOLDERS AGREEMENT.

     The Company and Monsanto have also entered into an Amendment to the Restated Stockholders Agreement on March 31, 1997 (the "Amendment") solely for the purpose of amending the Restated Stockholders Agreement to permit the consummation of the Merger. The Amendment was approved by the Independent Directors, as defined in the Restated Stockholders Agreement. The Amendment is included as Exhibit 4 hereto and is incorporated herein by reference in its entirety.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (A) RECOMMENDATION OF THE CALGENE BOARD.

     At the March 31, 1997 Board meeting, the Calgene Board, based in part upon the unanimous recommendation of the Special Committee, by unanimous vote of all directors present and voting (with Messrs. Verfaillie, Fortune, Fraley and Hogan abstaining, all of whom are employees of Monsanto) (a) determined that each of the Offer and the Merger is fair to and in the best interests of the Public Stockholders, (b) approved the Offer and the Merger, (c) approved and adopted the Merger Agreement and the Amendment to the Restated Stockholders Agreement, the execution of such agreements and the transactions contemplated by such agreements and (d) recommended that the Company's stockholders accept the Offer and tender their Shares pursuant thereto.

     THEREFORE, THE CALGENE BOARD RECOMMENDS THAT THE PUBLIC STOCKHOLDERS TENDER ALL THEIR SHARES PURSUANT TO THE OFFER.

     A copy of a letter to all stockholders of the Company communicating the recommendations of the members of the Calgene Board is filed as Exhibit 11 hereto and is incorporated herein by reference in its entirety.

  (B) BACKGROUND; REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE CALGENE BOARD; OPINION OF MONTGOMERY SECURITIES.

  (1) BACKGROUND.

     Prior to October 1994, the Company held discussions from time to time with various potential strategic partners in an effort to gain access to new markets for its biotechnology products and to license new technologies. In the course of such discussions, the Company considered possible alliances, combinations and other transactions with various companies, including companies both smaller and larger than the Company.

     REORGANIZATION AGREEMENT. As above noted, in October 1994, Roger H. Salquist, who was then Chief Executive Officer of the Company, contacted Hendrik
A. Verfaillie, an Executive Vice President of Parent, and inquired as to Parent's interest in exploring a strategic alliance with the Company. At subsequent meetings from October 1994 through May 1995, Messrs. Salquist and Verfaillie, and their respective financial advisors, discussed a variety of possible structures for such an alliance and in May 1995 the parties determined to focus on a structure pursuant to which Parent would contribute cash, technology and its equity interests in TIA, whose principal asset was the entire equity interest in Gargiulo to the Company in exchange for an ownership interest in the Company. Gargiulo is a grower, packager, marketer and distributor of tomatoes, strawberries and other produce with operations in Florida, California, Puerto Rico and Mexico. After negotiations that involved consideration of the specific businesses and technologies and the amount of cash that would be contributed by Parent, the parties determined that Parent would acquire an approximately 49% interest in the Company.

     Discussions continued, and on June 27, 1995, the Company and Parent entered into a letter of intent with respect to the proposed reorganization. On October 5, 1995, the Company Board, acting on the recommendation of the Company's management and in view of a fairness opinion delivered by Montgomery Securities, approved the Reorganization Agreement and related Plan of Merger. Following approval of the Reorganization Agreement by the Company's stockholders at a special meeting on March 25, 1996, on March 31, 1996 Parent contributed its equity interest in Gargiulo, $30 million in cash and certain oils and produce related technology in exchange for a 49.9% equity interest in the Company.

     In connection with the Reorganization Agreement, a total of 30,161,114 Shares were issued to Parent having an aggregate value of approximately $144 million or approximately $4.77 per Share, based on the $5.75 per Share closing price on the day the Company's negotiations with Parent concluded, discounted (based on an independent appraisal) to account for liquidity restrictions imposed upon Parent in the transaction. On May 17, 1996, Parent sold 15,000 Shares to the revocable living trust of a director of Parent in consideration for his services as a director of the Company thereby reducing the number of Shares held by Parent to 30,146,114.

     ORIGINAL STOCKHOLDERS AGREEMENT. As noted above, in connection with the Reorganization Agreement, the Company and Parent entered into the Original Stockholders Agreement. The Original Stockholders Agreement contained provisions relating to: (i) composition of the boards of directors of the Company and Gargiulo; (ii) restrictions upon the purchase of additional Shares by Parent;
(iii) restrictions upon sales of Shares by Parent; (iv) rights of Parent to require the registration of the Shares under the Securities Act of 1933, as amended (the "Securities Act"); and (v) rights of Parent to participate in future equity financings of the Company. The Original Stockholders Agreement also required that certain actions of the Company be approved by a majority of the Company Board, including (a) prior to the occurrence of a "Trigger Event" (as defined therein), at least one Company designee who is an "independent director" (as defined therein), and (b) after a Trigger Event, at least two Company designees who are "independent directors"; however, fewer actions required such approval following a Trigger Event. The Original Stockholders Agreement defined the term "Trigger Event" as the earlier of any time that (x) Parent's equity ownership interest in the Company is at least 55%, or (y) the Company elects to convert certain borrowings made from Parent into Shares and Parent's equity ownership interest is at least 50% after such conversion.

     The restrictions upon the purchase of additional shares by Parent contained in the Original Stockholders Agreement contained an exception for, among other things, a tender offer by Parent at a price approved by the disinterested directors of the Company and based upon a fairness opinion delivered to the Company Board by an investment banking firm. The Original Stockholders Agreement also provided that after September 30, 1998, Parent may increase its ownership of Shares through open market purchases or otherwise.

     Pursuant to the Original Stockholders Agreement after consummation of the Reorganization Agreement, the Company Board consisted of nine directors, of which two were executive officers of the Company, three were designated by the Company and four were designated by Parent.

     STOCK PURCHASE AGREEMENT. As noted above, on September 27, 1996, the Company and Parent entered into the Stock Purchase Agreement pursuant to which Parent agreed to purchase 6,250,000 newly issued Shares at a price of $8.00 per share. Parent's purchase was conditioned upon, among other things, (i) the approval by the holders of a majority of the Shares present or represented at the Company's Annual Meeting, other than Shares held by Parent, (ii) the execution of the Amended and Restated Stockholders Agreement (described below) by the Company and Parent, and (iii) the execution and delivery of the Certificate of Amendment of the Restated Certificate of Incorporation of the Company reflecting certain amendments to the Original Stockholders Agreement.

     In the Company's 1996 Proxy Statement, the Company explained the reasons for entering into the Stock Purchase Agreement as follows:

          In the year ended June 30, 1996, the Company incurred substantial losses primarily in connection with the operation of its tomato business. As of June 30, 1996 the Company had available cash and equivalents and available for sale securities of $28.6 million and working capital of negative $1.5 million.

          The Company believes that significant additional funds are required to pay down debt, fund its tomato operations, support the market introduction of new cotton products and finance continued oils research and development. The Board of Directors of Calgene believes that the proposed transaction with Monsanto is on terms no less favorable to the Company than could be obtained from an independent third party. The Board determined to seek stockholder approval for the Monsanto Transaction because the transaction will enable Monsanto to nominate a majority of the members of the Board of Directors of Calgene. If the proposed transaction with Monsanto is not approved at the Annual Meeting, Calgene is unable to predict whether it will be able to obtain required financing on favorable terms if at all.

     The Company's stockholders approved the Stock Purchase Agreement at the Company's Annual Meeting on November 12, 1996, and Parent's purchase of 6,250,000 Shares was consummated immediately thereafter.

     AMENDED AND RESTATED STOCKHOLDERS AGREEMENT. As noted above, on November 12, 1996, following approval by the Company's stockholders, the Company and Parent entered into the Restated Stockholders Agreement which amended and restated the Original Stockholders Agreement. Pursuant to the Restated Stockholders Agreement, the composition of the Calgene Board changed to four "independent directors" (three designated by the Company (collectively, the "Company Directors") and one designated by Parent), the Chief Executive Officer of the Company and four additional designees of Parent. Also, the definition of "Trigger Event" was amended so that Parent's acquisition of Shares pursuant to the Stock Purchase Agreement constituted a "Trigger Event," thereby significantly reducing the number of Company actions requiring approval by two or more "independent" directors in accordance with the otherwise unchanged provisions of the Original Stockholders Agreement. Accordingly, actions requiring such approval following a Trigger Event included (1) a merger, consolidation or acquisition constituting a Substantial Part (defined as more than 10% of the Company's total consolidated assets) of the Company; (2) sale, transfer, pledge or other disposal of a Substantial Part of the Company (with certain exceptions); (3) establishment of new committees of the Calgene Board or revision of delegation of authority to existing committees; (4) election, appointment or removal of certain executive officers; (5) approval of certain Company business plans; (6) any modification of the agreements relating to the Reorganization Agreement; and (7) any transaction between the Company and Parent (or their respective affiliates).

     In connection with the Stock Purchase Agreement, in August 1996 Mr. Salquist resigned as Chief Executive Officer of the Company and entered into an amendment to his Change of Control Employment Agreement pursuant to which, among other things, Mr. Salquist agreed to provide consulting services to the Company for a 12-month period.

     The Restated Stockholders Agreement amended the definition of "independent director" to provide that, as long as Mr. Salquist continues to otherwise qualify as an "independent director," Mr. Salquist would continue to qualify as an "independent director" notwithstanding his previous employment by the Company or his Change of Control Employment Agreement with the Company, dated, July 19, 1995, as amended.

     DIVESTITURE DISCUSSIONS. From time to time over the several-month period preceding commencement of the Offer, the Company's management engaged in preliminary discussions with third parties who expressed an interest in acquiring the Company's Stoneville Pedigreed Seed Company subsidiary ("Stoneville"), a cotton planting seed company. In December 1996, a third party indicated an interest in acquiring Stoneville for $50 million plus an unspecified royalty. Parent expressed its view to members of the Company's management and the Calgene Board that Stoneville was a valuable asset of the Company and should not be sold. In January 1997, another third party expressed an interest in acquiring Stoneville to the Company's management. At a meeting of the Calgene Board on March 6, 1997, Parent's designees on the Calgene Board reiterated their view that it would not in the best interests of the Company or its stockholders to divest Stoneville, and the Company Board did not authorize the Company's management to pursue such discussions. Following the announcement of the Acquisition Proposal (as defined herein), Parent received inquiries regarding its willingness to sell assets of the Company. Parent advised parties making such inquiries that it had no interest in entering into negotiations with respect to any such sales at that time.

     ACQUISITION PROPOSAL. On January 24, 1997, representatives of Parent discussed with Parent's Board of Directors strategic alternatives with respect to Parent's investment in the Company, including the possibility of making a proposal to the Company to acquire the Publicly Held Shares. On January 26, 1997, Mr. Verfaillie contacted several directors of the Company to advise them of Parent's consideration of a possible acquisition of the Publicly Held Shares. On January 26, 1997, Mr. Verfaillie contacted several directors of the Company to advise them of Parent's consideration of a possible acquisition of the Publicly Held Shares. Mr. Verfaillie also advised such directors, including Mr. Salquist, of Parent's desire to enter into a non-competition agreement with Mr. Salquist in connection with any such acquisition. No specific terms of a non-competition agreement were discussed, no agreements or understandings were reached and discussions ceased shortly after Parent's submission of its Acquisition Proposal.

     On January 27, 1997, representatives of Parent advised the entire Calgene Board that Parent was considering making a proposal to acquire the Publicly Held Shares. On January 28, 1997 a special committee of the Board of Directors of Parent authorized Parent to make a proposal (the "Acquisition Proposal") to the Calgene Board to acquire all of the Publicly Held Shares for $7.25 per Share. The Acquisition Proposal was conditioned upon the approval by a special committee of disinterested directors of the Calgene Board. Parent advised the Company of the Acquisition Proposal and issued a press release announcing the Acquisition Proposal the same day.

     Later that day, the Company announced that it had received the Acquisition Proposal and that the Company Board had formed the Special Committee to consider the Acquisition Proposal. The Company announced that the Special Committee had retained Montgomery Securities to act as financial advisor and Venture Law Group to act as legal counsel to the Special Committee.

     On February 1, 1997, a representative of Montgomery Securities advised a representative of Goldman Sachs, financial advisor to Parent, that the Special Committee did not view $7.25 per Share to be an appropriate starting point for negotiations in light of the $8.00 per Share paid by Parent in November 1996 pursuant to the Stock Purchase Agreement. Also in early February, legal counsel to Parent, the Company and the Special Committee discussed certain legal issues in connection with Parent's proposal.

     On February 14, 1997, a Montgomery Securities representative advised a Goldman Sachs representative that the Special Committee believed a transaction could be achieved at a price in the range of $8.50 per Share. He stated that it was the Special Committee's view that a price at or in excess of $8.00 per Share would require stockholder approval by means of a tender of a majority of the Publicly Held Shares, and that a transaction at a price below $8.00 would require stockholder approval by means of a tender of a supermajority of the Publicly Held Shares not held by Parent.

     In the week of February 24, 1997, a representative of Goldman Sachs advised a representative of Montgomery Securities that Parent did not wish to subject a transaction to a Company stockholder vote which might delay consummation. Parent representative stated that Parent was considering raising its bid to a price below $8.00 per Share, but that the price it would be willing to pay in a transaction with a Company stockholder vote would be less than in a transaction that would not be subject to such contingency and potential delay.

     On February 26 and 27, Mr. Salquist, Chairman of the Special Committee, contacted Robert B. Shapiro, Chairman of the Board and Chief Executive Officer of Parent, and Howard D. Palefsky, another member of the Special Committee, contacted John B. Robson, one of Parent's designees on the Company Board, to discuss Parent's willingness to increase the price of its proposal.

     On March 2, a representative of Goldman Sachs advised a representative of Montgomery Securities that Parent might consider increasing the price of its proposal to $8.00 per Share subject to at least a majority of the Publicly Held Shares being tendered. The representative of Goldman Sachs requested a prompt response, but indicated that the proposal would remain open for a reasonable period in order to give the Special Committee adequate time in which to properly evaluate it.

     On March 6, the Special Committee met to consider Parent's proposal and subsequently advised Parent that it would be prepared to recommend a transaction at $8.00 per Share subject to agreement as to the terms and conditions of a definitive agreement. At this meeting, representatives of Montgomery Securities indicated on a preliminary basis that they would be prepared to deliver a fairness opinion with respect to the $8.00 per Share proposal.

     On March 11, legal counsel for Parent delivered a draft merger agreement and a proposed amendment to the Restated Stockholders Agreement to legal counsel for the Special Committee, and over the following two weeks, the parties and their representatives negotiated the terms of the Merger Agreement and the Amendment. During this time, legal counsel for Parent, the Company and the Special Committee also entered into discussions with legal counsel for the Company shareholder plaintiffs in the putative class action litigation with respect to a possible settlement.

     Over the next two weeks, the members of the Special Committee had numerous conversations with its legal counsel and financial advisor regarding the progress that was being made on the negotiation of the terms of the definitive agreements as well as with respect to the settlement of the shareholder litigation. At the conclusion of this process, the Special Committee reconfirmed its decision to recommend the transaction to the Company Board.

     On March 31, 1997, the Calgene Board held a telephonic meeting to discuss the Offer and the Merger and to receive any recommendation that the Special Committee would be prepared to make to the Company Board. At this meeting, Montgomery Securities summarized and updated the presentation it had made to the Special Committee at its March 6, 1997 meeting and rendered its opinion, which it subsequently confirmed in writing that the consideration to be received by the Public Stockholders pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view, as of March 31, 1997. Following additional oral presentations by representatives of Venture Law Group, counsel to the Special Committee, regarding the terms and conditions of the Merger Agreement, the Special Committee informed the Company Board that it had unanimously determined that each of the Offer and the Merger was fair as of March 31, 1997 to, and in the best interests of, the Public Stockholders, and that the Special Committee unanamiously recommends that the Company Board approve the Offer, the Merger, the Merger Agreement and the Amendment to the Restated Stockholders Agreement (necessary to permit the proposed transactions to proceed). Following a discussion of the Special Committee's recommendation and a further discussion of the Offer, the Merger, the Merger Agreement and the Amendment to the Restated Stockholders Agreement, the Company Board, by unanimous vote of all directors present and voting (with Messrs. Verfaillie, Fortune, Fraley and Hogan abstaining), (a) determined that each of the Offer and the Merger is fair to and in the best interests of the Public Stockholders, (b) approved the Offer and the Merger, (c) approved and adopted the Merger Agreement, the execution of such agreement and the transactions contemplated thereby and (d) recommended that the Public Stockholders accept the Offer and tender their Shares pursuant thereto. The members of the Board present and voting (with Messrs. Verfaillie, Fortune, Fraley and Hogan abstaining) also voted unanimously to approve and adopt the Amendment to the Restated Stockholders Agreement.

     The Merger Agreement and related agreements were executed as of March 31, 1997, and Parent and the Company issued a joint press release announcing such execution and delivery on April 1, 1997 (a copy of which is attached hereto as Exhibit 15).

     On April 7, 1997, the Purchaser commenced the Offer.

  (2) REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE CALGENE BOARD.

     In reaching its determinations referred to immediately above, the Special Committee considered the following factors, each of which, in the view of the Special Committee, supported such determinations:

          (i) the historical market prices and recent trading activity of the Shares, including the fact that the $8.00 per Share cash consideration to be paid to the Public Stockholders in the Offer and Merger represents a premium of approximately 45% over the reported cash price on the last full trading day preceding the public announcement of the initial offer by Parent and Purchaser and a premium of approximately 60% over the average closing price for both the one-week and one-month period preceding such date;

          (ii) the fact that the standstill provision presently provided for in the Restated Stockholders Agreement that requires the disinterested directors of the Company to approve the acquisition of any additional Shares by Monsanto will be in effect only until September 30, 1998, after which time Monsanto would have the power under applicable Delaware law to unilaterally cause a merger between itself (or one of its subsidiaries) and the Company to be effected without the consent of the disinterested directors of the Company or the remaining Public Stockholders;

          (iii) the history of the negotiations between the Special Committee and their representatives and Parent and its representatives, including the facts that (a) the negotiations resulted in an increase in the price at which Parent and Purchaser were prepared to acquire the Company's outstanding shares from $7.25 to $8.00 per Share, and (b) the Special Committee's belief that Parent and Purchaser would not further increase the Offer and that $8.00 per Share was the highest price which could be obtained from Parent and Purchaser;

          (iv) the opinion of Montgomery Securities that the consideration to be offered to the Public Stockholders in the Offer and the Merger is fair to such stockholders (other than Parent or Purchaser) from a financial point of view, as of March 31, 1997, and the report and analysis presented by Montgomery Securities in connection therewith;

          (v) the Majority-of-the-Minority Condition's requirement that the Offer not be consummated unless at least a majority of those shares not held by Parent or Purchaser are validly tendered pursuant to the Offer and not withdrawn;

          (vi) the availability of dissenters' rights for the Public Stockholders under Delaware law in connection with the Merger;

          (vii) the possibility that, because of a decline in the Company's business, the trading price of the Shares or the stock market in general, the consideration that the Public Stockholders would obtain in a future transaction might be less advantageous than the consideration they would receive pursuant to the Offer and the Merger;

          (viii) the risk that the Company would suffer the loss of key employees and other adverse consequences if the Company had not accepted Parent's offer to engage in the transactions contemplated by the Merger Agreement and had pursued other alternatives;

          (ix) the likelihood that the proposed acquisition would be consummated, based in part on the financial condition of Parent and the limited scope of conditions (other than the Majority-of-the-Minority Condition) to be satisfied prior to the consummation of the Merger as provided in the Merger Agreement;

          (x) the terms and conditions of the Merger Agreement, including the absence of a financing condition; and

          (xi) the structure of the transaction which is designed, among other things, to result in receipt by the Public Stockholders at the earliest practicable time of the consideration to be paid in the Offer and the fact that the per Share consideration to be paid in the Offer and the Merger is the same.

     In reaching its determinations to recommend the Offer and the Merger to the Public Stockholders, the Calgene Board considered the recommendation of the Special Committee and the factors set forth immediately above, each of which, in the view of the Calgene Board, supported such determinations.

     The members of the Calgene Board, including the Special Committee, evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of the Company's financial and legal advisors. In light of the number and variety of factors that the Calgene Board and the Special Committee considered in connection with their evaluation of the Offer and the Merger, neither the Calgene Board nor the Special Committee found it practicable to assign relative weights to the foregoing factors and, accordingly, neither the Calgene Board nor the Special Committee did so. In addition to the factors listed above, the Calgene Board and the Special Committee each considered the fact that consummation of the Offer and the Merger would eliminate the opportunity of the Public Stockholders to participate in any potential future growth in the value of the Company, but determined that (i) this loss of opportunity was reflected in part by the price of $8.00 per Share to be paid in the Offer and the Merger, and (ii) there was uncertainty as to the Company's long-term prospects.

     The Calgene Board, including the Special Committee, believes that the Offer and the Merger are procedurally fair because, among other things: (i) the Special Committee consisted of directors who are neither designees of Parent nor officers of the Company who were appointed to represent the interests of the Public Stockholders; (ii) the Special Committee retained and was advised by independent legal counsel; (iii) the members of the Special Committee retained Montgomery Securities as their independent financial advisor to assist them in evaluating the Offer and the Merger; (iv) the existence of the Majority-of-the-Minority Condition to the Offer; (v) the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger and alternatives thereto; and (vi) the fact that the $8.00 per Share price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between representatives of the Special Committee, on the one hand, and Parent, on the other.

     The Calgene Board and the Special Committee recognized that the Merger is not structured to require the approval of a majority of the stockholders of the Company other than Purchaser, and that if the Offer is consummated, Parent and Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Consummation of the Offer, however, is conditioned upon, among other things, the Majority-of-the-Minority Condition, which may not be waived without consent of the Special Committee. Pursuant to the Merger Agreement, the purchase by Purchaser of all Shares validly tendered in the Offer and not withdrawn is a condition to the Merger.

  (3) OPINION OF MONTGOMERY SECURITIES.

     Pursuant to an engagement letter dated February 26, 1997 (the "Engagement Letter"), the Special Committee retained Montgomery Securities as its financial advisor in connection with its consideration of a possible acquisition by Parent of the Publicly Held Shares. Montgomery Securities is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Montgomery Securities also has performed certain investment banking services for the Company, including acting as advisor to the Company in connection with the acquisition of 49.9% of the Shares by Parent in March 1996 and acting as co-manager of an underwritten public offering of Shares in January 1993 and as lead manager of an underwritten public offering of Shares in October 1994. The Special Committee selected Montgomery Securities as its financial advisor on the basis of its experience and expertise in transactions similar to the Offer and the Merger, its reputation in the biotechnology and investment communities and its knowledge of and familiarity with the Company resulting from the investment banking services it has previously provided to the Company. Montgomery Securities was not retained to, nor did it, advise the Company or the Special Committee with respect to alternatives to the Offer and the Merger or the Company's underlying decision to proceed with or effect the Offer and the Merger. Furthermore, Montgomery Securities was not requested to, nor did it, solicit or assist the Company in soliciting indications of interest for all or part of the Company.

     On March 31, 1997, Montgomery Securities rendered its oral opinion to the Special Committee and the Company Board, subsequently confirmed in writing as of such date, that the consideration to be received by the Public Stockholders pursuant to the Offer and the Merger was fair to such stockholders from a financial point of view, as of the date thereof. No limitations were imposed by the Special Committee on the scope of Montgomery Securities' investigation or the procedures to be followed by Montgomery Securities in rendering its opinion. Montgomery Securities did not determine the form or amount of consideration to be offered to the Public Stockholders in the Offer or the Merger, which was agreed to as a result of negotiations between the Special Committee and its financial and legal advisors (including Montgomery Securities) and Parent and its financial and legal advisors.

     THE FULL TEXT OF MONTGOMERY SECURITIES' WRITTEN OPINION TO THE SPECIAL COMMITTEE AND THE COMPANY BOARD IS ATTACHED HERETO AS EXHIBIT 16 AND IS INCORPORATED HEREIN BY REFERENCE IN ITS ENTIRETY. THE FOLLOWING SUMMARY OF MONTGOMERY SECURITIES' OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. MONTGOMERY SECURITIES' OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY THE PUBLIC STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW, AND HAS BEEN PROVIDED FOR THE USE OF THE SPECIAL COMMITTEE AND THE COMPANY BOARD IN THEIR EVALUATION OF THE OFFER AND THE MERGER, AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER AND THE MERGER. MONTGOMERY SECURITIES' OPINION IS ADDRESSED TO THE SPECIAL COMMITTEE AND THE COMPANY BOARD ONLY AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO ACCEPT THE CONSIDERATION BEING OFFERED TO SUCH STOCKHOLDER PURSUANT TO THE OFFER OR AS TO HOW SUCH STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER, IF ANY VOTE IS REQUIRED.

     In connection with its opinion, Montgomery Securities, among other things
(i) reviewed certain publicly available financial and other data with respect to the Company, including the financial statements for recent years and interim periods to September 30, 1996 and certain other relevant financial and operating data relating to the Company made available to Montgomery Securities from published sources and from the internal records of the Company; (ii) reviewed the financial terms and conditions of the Merger Agreement in the form provided to Montgomery Securities by the Company; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, the Shares; (iv) compared the Company from a financial point of view with certain other companies which Montgomery Securities deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations which Montgomery Securities deemed to be comparable, in whole or in part, to the Offer and the Merger; (vi) reviewed and discussed with representatives of the management of the Company certain information of a business and financial nature furnished to Montgomery Securities by the Company, including financial forecasts and related assumptions of the Company; (vii) made inquiries regarding and discussed the Merger Agreement and other matters related thereto with the Company's counsel; and
(viii) performed such other analyses and examinations as Montgomery Securities deemed appropriate.

     In connection with its review, Montgomery Securities did not assume any obligation independently to verify the foregoing information and relied on its being accurate and complete in all material respects. With respect to the financial forecasts for the Company provided to Montgomery Securities by management, as a result of discussions among Montgomery Securities, representatives of management of the Company and the Special Committee, such forecasts were adjusted to reflect more conservative assumptions regarding the development and market penetration of certain products. Upon the advice and with the consent of management of the Company and the Special Committee, Montgomery Securities assumed for purposes of its opinion that the unadjusted forecasts were reasonably prepared on bases reflecting the best available estimates and judgments of the Company's management at the time of preparation as to the future financial performance of the Company and that such forecasts, as adjusted, provide a reasonable basis upon which Montgomery Securities could form its opinion. Montgomery Securities also assumed that there were no material changes in the Company's assets, financial condition, results of operations, business or prospects since the date of its last financial statements available to it. Although Montgomery Securities was aware of the asset write-downs and restructuring expenses reflected in the Company's announcement of its financial results for the quarter ended December 31, 1996, Montgomery Securities did not revise its financial analyses to take into account developments (other than Parent's $50 million investment in the Company) after September 30, 1996. Montgomery Securities relied on advice of counsel to the Special Committee and counsel and independent accountants to the Company as to all legal and financial reporting matters with respect to the Special Committee, the Company, the Agreement, the Offer and the Merger. Montgomery Securities assumed that the Offer and the Merger will be consummated in a manner that complies in all respects with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and all other applicable federal and state statutes, rules and regulations. In addition, Montgomery Securities did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company, nor was Montgomery Securities furnished with any such appraisals. The Company informed Montgomery Securities, and Montgomery Securities assumed, that the Merger will be recorded as a purchase under generally accepted accounting principles. Finally, Montgomery Securities' opinion was based on economic, monetary and market and other conditions as in effect on, and the information made available to Montgomery Securities as of March 31, 1997. Accordingly, although subsequent developments may affect its opinion, Montgomery Securities has not assumed any obligation to update, revise or affirm its opinion.

     The following is a summary of the report presented by Montgomery Securities on March 31, 1997 in connection with its opinion. For the purposes of all the analyses described below, Montgomery Securities made pro forma adjustments to reflect Parent's $50 million investment in the Company at $8.00 per Share in November 1996 and assumed 66.71 million outstanding Shares.

     Discounted Cash Flow Analysis. Montgomery Securities performed a discounted cash flow analysis on certain cash flow forecasts that were adjusted from the initial financial forecasts provided to Montgomery Securities by the management of the Company. As described above, these adjustments were made as a result of discussions among Montgomery Securities, representatives of management of the Company and the Special Committee and reflect more conservative assumptions regarding the development and market penetration of certain products.

     In performing this analysis, Montgomery Securities discounted to present value the projected stream of after-tax cash flows and the terminal year equity value of each of the Company's business segments. The discounted cash flow analysis of the Company's projections was based upon, among other things, a range of terminal multiples of projected fiscal year earnings before interest and taxes ("EBIT") of 11.0x to 20.0x. Montgomery Securities applied multiple ranges to each business segment in accordance with Montgomery Securities' assessment of the growth and operational prospects for each segment. In addition, Montgomery Securities used discount rates ranging from 12.5% to 45.0%, and assigned discount rates to each business segment in accordance with Montgomery Securities' assessment of the development stage and risks associated with the successful development of each business segment.

     Utilizing these projections and assumptions, Montgomery Securities computed a range of implied equity values for the Company from $4.81 to $7.62 per Share.

     Comparable Transaction Analysis. Montgomery Securities compared the financial terms of certain recent merger or alliance transactions which Montgomery Securities considered relevant. Montgomery Securities divided the comparable transactions (listed below by acquiror/target) into three categories:
(a) cash biotechnology control combination transactions, where the acquiror previously had a substantial equity ownership interest in the target, including Novartis, Inc./SyStemix, Inc., American Home Products Corp./Genetics Institute, Inc., and Rhone-Poulenc Rorer, Inc./Applied Immune Sciences Inc.; (b) cash biotechnology purchase transactions, where the acquiror previously had a less than substantial equity ownership interest in the target, including Amgen, Inc./Synergen, Inc., Glaxo Wellcome plc/Affymax N.V., Chiron Corp./Viagene, Inc. and Sandoz AG/Genetic Therapy, Inc.; and (c) cash non-biotechnology minority acquisition transactions where the acquiror owned less than 90% of the target prior to the transaction, including Andrews Group Inc./Toy Biz, Inc., Renco Group, Inc./WCI Steel Inc., Chemed Corp./Roto-Rooter Inc., Equity Holdings Ltd./Great American Management & Investment, Inc., Societe Commerciale de Reassurance/SCOR US Corp., Berkshire Hathaway, Inc./GEICO Corp., COBE Laboratories, Inc./REN Corp.-USA, MCI Communications Corp./Nationwide Cellular Service, Inc., BIC SA/Bic Corp., McCaw Cellular Communications, Inc./LIN Broadcasting Corp., Club Mediterranee SA/Club Med Inc., Fleet Financial Group, Inc./Fleet Mortgage Group, Inc., PacificCorp/Pacific Telecom, Inc., Dole Food Co./Castle & Cooke Homes, Medco Containment Services/Medical Marketing Group Inc., W.R. Grace & Co./Grace Energy Corp., BHP Holdings/Hamilton Oil, Academy Merger Co., Inc./Academy Insurance, Caesar's World, Inc./Caesar New Jersey, Inc., Paramount Communications, Inc./TVX Broadcast Group, Renault Vehicles Industrials/Mack Trucks Inc., Kansas City Southern/DST Systems, Inc., and Imetal SA/ Copperweld Corp.

     Montgomery Securities analyzed the price paid per share by the acquiror (the "Merger/Purchase Price Per Share"). The Merger/Purchase Price Per Share for each of these transactions was compared to the target stock price one day, one week, and one month prior to the announcement of the transaction in order to calculate the premium over such stock price. The average high and low premiums were as follows: (i) 38.4% to 53.2% for the cash biotechnology control combination transactions; (ii) 57.2% to 68.9% for the cash biotechnology purchase transactions; and (iii) 20.2% to 29.4% for cash non-biotechnology minority acquisition transactions. Montgomery Securities noted that the high and low average premiums reflected an implied equity value for the Company of (i) $7.01 to $8.43 per share for the cash biotechnology control combination transactions; (ii) $8.10 to $8.65 per share for the cash purchase transactions; and (iii) and $6.24 to $6.61 per share for the cash non-biotechnology minority acquisition transactions.

     Montgomery Securities also analyzed selected bioagricultural acquisition transactions, including Holden's Seed & Corn States/Parent, Asgrow Agronomics (Division of Empresas La Moderna)/Parent, Plan Genetic Systems/Hoechst Schering AgrEvo, Agracetus (Division of W.R. Grace & Co.)/Parent, Dekalb Genetics Corp./Parent, United AgriSeeds (Division of DowElanco)/Mycogen Corp., Gargiulo (Division of Parent)/Company, Asgrow Seed Co. (Division of Upjohn)/Empresas La Moderna, Fresh World (joint venture with DuPont)/DNA Plant Technology Corp., Agrigenetics (Division of Lubizol)/Mycogen Corp. and Del Monte Fresh Fruit Division/Polly Peck International plc. Montgomery Securities calculated an aggregate value to latest 12 months ("LTM") revenue multiple for each of the target companies as determined by the price per share paid by the acquiror. These values were used to compute an average aggregate value to LTM revenue multiple of 2.6x. Montgomery Securities noted that the application of this multiple resulted in an implied equity value for the Company of $4.68 per Share.

     Because the reasons for and the circumstances surrounding each of the transactions analyzed were specific to each transaction, and because of the inherent difference between the businesses, operations and prospects of the Company and the businesses, operations and prospects of the selected acquired companies analyzed, Montgomery Securities believed it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, but rather also made qualitative judgments concerning differences between the characteristics of these transactions and the Offer and the Merger that would affect the acquisition values of the Company and such acquired companies.

     Common Stock Price Analysis. Montgomery Securities compared the Company's common stock price performance from December 30, 1994 to January 28, 1997 and from March 29, 1996 to January 28, 1997 against the offer of $8.00 per Share. Montgomery Securities noted that the $8.00 offer per Share was above the closing price for the Shares for all but nine trading days in the period from December 30, 1994 to January 28, 1997 and was above the closing price for the Shares for all trading days in the period from March 29, 1996 to January 28, 1997.

     Common Stock Trading Volume Analysis. Montgomery Securities analyzed the historical daily trading volume of the Shares over various periods. Montgomery Securities noted that of the Shares traded between January 1, 1995 and January 18, 1997, 7.2% of the Shares traded at or above $8.00 per Share; 20.5% of the Shares traded between $7.00 and $7.99 per Share, 38.6% of the Shares traded between $6.00 to $6.99 per Share; 23.6% of the Shares traded between $5.00 and $5.99 per Share; and the remaining 10.1% of the Shares traded below $5.00 per Share. Montgomery also noted that of the Shares traded between March 31, 1996 and January 28, 1997, no Shares traded at or above $7.00 per Share; 22.9% of the Shares traded between $6.00 and $6.99 per Share; 57.4% of the Shares traded between $5.00 and $5.99 per Share; and 19.7% of the Shares traded below $5.00 per Share.

     Comparable Public Company Analysis. Montgomery Securities compared the historical financial, operating and stock market performances of certain publicly traded companies that it considered relevant with the historical financial and operating performance of the Company, based upon publicly available financial information.

     Montgomery Securities examined the aggregate value to LTM revenue multiples for Dekalb Genetics Corp., Delta & Pine Land Company, Pioneer Hi-Bred International, Inc. and Mycogen Corp. Based on the aggregate value to LTM revenue multiples for these companies, Montgomery Securities computed an average aggregate value to LTM revenue multiple of 3.8x. Montgomery Securities noted that the application of this multiple resulted in an implied valuation for the Company of $7.08 per Share.

     Montgomery Securities compared the price performance of the Shares from December 30, 1994 to January 28, 1997 and from March 29, 1996 to January 28, 1997 to an index composed of three agricultural biotechnology companies: Mycogen Corp., Ecogen, Inc. and DNA Plant Technology, Inc. (the "Agricultural Biotechnology Index"). Using December 30, 1994 and March 29, 1996 as base values, on January 28, 1997 the Share prices were 73.3% and 93.7% of their base values on December 30, 1994 and March 29, 1996, respectively, as compared to the Agricultural Biotechnology Index whose values were of 176.9% and 123.3% of their base values on December 30, 1994 and March 29, 1996, respectively.

     Montgomery Securities also compared the price performance of the Shares from December 30, 1994 to January 28, 1997 and from March 29, 1996 to January 28, 1997 to the AMEX Biotechnology Index, comprised of 15 biotechnology companies listed on the American Stock Exchange. Using December 30, 1994 and March 29, 1996 as base values, on January 28, 1997 the Share prices were 73.3% and 95.7% of their base values on December 30, 1994 and March 29, 1995, respectively, as compared to the AMEX Biotechnology Index whose values were 192.5% and 117.2% of their base values on December 30, 1994 and March 29, 1996, respectively.

     Because of the inherent differences between the business, operations and prospects of the Company and the businesses, operations and prospects of the comparable companies considered in this analysis, Montgomery Securities believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, but rather also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of the Company and the comparable companies that would affect the public trading values of each.

     The summary set forth above does not purport to be complete description of the presentation by Montgomery Securities to the Special Committee or the analyses performed by Montgomery Securities. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Montgomery Securities believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Special Committee. In addition, Montgomery Securities may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Montgomery Securities' view of the actual value of the Company. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis. In arriving at its opinion, Montgomery Securities did not ascribe a specific range of values to the Company, but rather made its determination as to the fairness, from a financial point of view, of the consideration received by the Public Stockholders in the Offer and the Merger on the basis of the financial and comparative analyses described above.

     In performing its analyses, Montgomery Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Montgomery Securities are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Montgomery Securities' analysis of the fairness of the transaction contemplated by the Merger Agreement to the Company's stockholders and were provided to the Special Committee in connection with the delivery of Montgomery Securities' opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Montgomery Securities used in its analyses various projections of future performance prepared by the management of the Company. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

     Pursuant to the Engagement Letter, the Special Committee engaged Montgomery Securities to act as its financial advisor in connection with a possible transaction with Parent or an affiliated entity. The Company has agreed to pay Montgomery Securities a fee equal to 0.85% of the total consideration involved in the contemplated transactions. Pursuant to the Engagement Letter, the Company has agreed to pay Montgomery Securities $500,000 upon rendering its opinion to the Special Committee as to the fairness of the Offer, and will be obligated to pay Montgomery Securities the remainder of its fee upon the closing of the Merger. The Company has also agreed to reimburse Montgomery Securities for its reasonable out-of-pocket expenses. Pursuant to a separate letter agreement, the Company had agreed to indemnify Montgomery Securities, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under federal securities laws.

     In the ordinary course of business, Montgomery Securities actively trades equity securities of the Company and Parent for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Montgomery Securities also has performed certain investment banking services for the Company, as described above. Certain partners of Montgomery Securities also own shares of Parent's common stock.

     A copy of Montgomery Securities' report to the Special Committee and the Company Board dated March 31, 1997 has been filed as an exhibit to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC by Parent, the Purchaser and the Company and is incorporated herein by reference in its entirety. Copies of Montgomery Securities' report and opinion are available for inspection and copying at the principal executive offices of the Company during regular business hours by any stockholder of the Company, or a stockholder's representative who has been so designated in writing.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     In connection with the Offer and other matters arising in connection therewith, Montgomery Securities has been retained as the exclusive financial advisor to the Special Committee.

  Financial Advisor to the Special Committee.

     Pursuant to the Engagement Letter, Montgomery Securities agreed to render financial advisory services to the Special Committee concerning the unsolicited offer by Parent, including any revised or modified offer to acquire some or all the Publicly Held Shares. Pursuant to such engagement, Montgomery Securities agreed to (i) assist in evaluating the Offer; (ii) implement the determinations of the Special Committee; (iii) at the Special Committee' request, negotiate with Parent with respect to the Offer; (iv) if requested by the Special Committee, render an opinion to the Special Committee and the Company Board as to the fairness, from a financial point of view, to the Public Stockholders of the consideration to be offered to such stockholders in the Offer.

     Pursuant to the Engagement Letter, the Company has agreed to pay Montgomery Securities a fee of $500,000 upon the rendering of its opinion and has agreed to pay Montgomery Securities an additional advisory fee equal to 0.85% of the total consideration involved in the completed transactions upon consummation of the Merger. In addition, the Company agreed to reimburse Montgomery Securities for reasonable out-of-pocket expenses incurred in connection with the Merger and to indemnify Montgomery Securities for certain liabilities that may arise out of its engagement by the Company and the rendering of its opinion.

     Montgomery Securities is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Montgomery Securities also has performed certain investment banking services for the Company, including acting as advisor to the Company in connection with the acquisition of 49.9% of the Shares by Parent in March 1996 and acting as co-manager of an underwritten public offering of Shares in January 1993 and as lead manager of an underwritten public offering of shares in October 1994. The Special Committee selected Montgomery Securities as its financial advisor on the basis of its experience and expertise in transactions similar to the Offer and the Merger, its reputation in the biotechnology and investment communities and its knowledge of and familiarity with the Company resulting from the investment banking services it has previously provided to the Company.

     Other Persons. Neither the Company, the Special Committee nor any person acting on behalf of either of them has employed, retained or agreed to compensate any other person to make solicitations or recommendations to the Public Stockholders on behalf of the Special Committee or the Company concerning Purchaser's Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) To the best knowledge of the Company, no transactions in Shares have been effected during the past 60 days by the Company or any of its executive officers, directors or affiliates.

     (b) The Company has not been advised by its executive officers, directors and affiliates who own Publicly Held Shares, either directly or beneficially, whether they intend to tender such Shares to Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as described in Items 3 and 4 above, including as set forth in the Offer, to the knowledge of the Company no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) any extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in clauses (i) through (iv) of paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Litigation. Shortly after the January 28, 1997 announcement by Parent that it proposed to acquire the Publicly Held Shares, several putative class actions were filed in the Delaware Court of Chancery challenging the fairness of the proposed transaction to the minority stockholders: Obstfeld v. Salquist, et al. (Civ. Act. No. 15487 NC), Siegel v. Calgene, Inc., et al. (Civ. Act. No. 15490
NC), Susser v. Kunimoto et al. (Civ. Act. No. 15489 NC), Elstein v. Monsanto Company, et al. (Civ. Act. No. 15488 NC), Lewis v. Monsanto Company, et al. (Civ. Act. No. 15511 NC), Glickberg v. Monsanto Company, et al. (Civ. Act. No. 15499 NC), Manson v. Fortune, et al. (Civ. Act. No. 15491 NC), and Settle v. Monsanto Company, et al. (Civ. Act. No. 15493 NC). These actions have been consolidated for all purposes under the caption In re Calgene, Inc. Shareholders Litigation, (Consolidated Civ. Act. No. 15487-NC) (the "Consolidated Action"). In substance, the complaints allege that because of Parent's ownership of approximately 54.5% of the Company and control of the Calgene Board, no independent group of Company directors exists and no independent advisor can be chosen to properly consider Parent's acquisition proposal. The plaintiffs also claim that the defendants -- Parent, the Company, and several individuals serving as directors of one or more of those companies -- breached their fiduciary duties to the Public Stockholders by failing to take adequate steps to determine the fair value of the Shares or to condition the Offer on acceptance by holders of a majority of the Publicly Held Shares. The relief sought by the plaintiffs includes an injunction against the acquisition by Parent; a declaration that each of the defendants have breached their fiduciary duties; compensatory and/or rescissory damages plus costs, disbursements and attorneys' and experts' fees in unspecified amounts.

     Following commencement of the Consolidated Action, plaintiffs' counsel retained a financial expert, obtained relevant documents from the Special Committee and engaged in discussions with counsel for the Special Committee and counsel for Parent with regard to resolution of the Consolidated Action.

     On March 31, 1997, the parties to the Consolidated Action entered into a memorandum of understanding reflecting their agreement in principle to settle the Consolidated Action. To resolve the Consolidated Action, Parent will seek to acquire the Company pursuant to the Offer and the Merger at the Offer Price of $8.00 per Share. The consummation of the settlement is subject to a number of conditions, including the completion by plaintiff of any additional necessary discovery satisfactory to plaintiffs, the drafting and execution of a definitive stipulation of settlement, consummation of the Offer and the Merger and final court approval of the settlement and dismissal of the Consolidated Action, with prejudice. If such conditions are met, plaintiffs' counsel intends to apply for court awarded attorneys' fees and disbursements to be paid by Parent in an amount not to exceed $795,000. Defendants will not oppose such application.

     In the event settlement of the Consolidated Action is not consummated and plaintiffs' counsel continues the Consolidated Action, such litigation could result in substantial expense to the Company and significant diversion of efforts of the Company's management team. The Company believes that all of such lawsuits are without merit, and would vigorously defend such actions. There can be no assurance, however, that in such event the plaintiffs will not be successful. The above summary does not purport to be complete and is qualified in its entirety by reference to the full text of the complaints, the order of consolidation and the memorandum of understanding, which are attached as Exhibits 17, 18, 19, 20, 21, 22, 23, 24, 25 and 26 hereto, respectively, and which are incorporated herein by reference in their entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1      Form of Offer to Purchase, dated April 7, 1997.
Exhibit 2      Form of Letter of Transmittal.
Exhibit 3      Agreement and Plan of Merger, dated as of March 31, 1997, among Monsanto
               Company, Monsanto Acquisition Company and Calgene, Inc.

Exhibit 4      Amendment to the Amended and Restated Stockholders Agreement, dated as of March
               31, 1997, between Calgene, Inc. and Monsanto Company
Exhibit 5      Proxy Statement of Calgene, Inc. dated as of October 10, 1996 relating to the
               Company's 1996 Annual Meeting of Stockholders.
Exhibit 6      Agreement and Plan of Reorganization between Calgene, Inc. and Monsanto Company dated as of October 13, 1995. (A)
Exhibit 7      Stock Purchase Agreement between the Calgene, Inc. and Monsanto Company dated as of September 27, 1996. (B)
Exhibit 8      Amended and Restated Stockholders Agreement between Calgene, Inc. and Monsanto
               Company dated as of November 12, 1996. (B)
Exhibit 9      Calgene Credit Facility Agreement between Calgene, Inc. and Monsanto Company dated as of March 31, 1996. (A)
Exhibit 10     Gargiulo Credit Facility Agreement between Calgene, Inc. and Monsanto Company dated as of March 31, 1996. (A)
Exhibit 11     Letter to Stockholders of Calgene, Inc. dated April 7, 1997.*
Exhibit 12     Change of Control Employment Agreement between Roger Salquist and Calgene,
               Inc., dated as of July 19, 1995. (A)
Exhibit 13     Change of Control Employment Agreement between Michael Motroni and Calgene,
               Inc., dated as of July 19, 1995. (A)
Exhibit 14     Restated Certificate of Incorporation of Calgene, Inc. (B)
Exhibit 15     Text of Joint Press Release issued by Calgene, Inc. and Monsanto Company dated
               April 1, 1997.
Exhibit 16     Opinion of Montgomery Securities, dated March 31, 1997.*
Exhibit 17     Complaint filed January 29, 1997, in Obstfeld v. Salquist, et al.
Exhibit 18     Complaint filed January 29, 1997, in Siegel v. Calgene, Inc., et al.
Exhibit 19     Complaint filed January 29, 1997, in Susser v. Kunimoto, et al.
Exhibit 20     Complaint filed January 29, 1997, in Elstein v. Monsanto Company, et al.
Exhibit 21     Complaint filed January 29, 1997, in Manson v. Fortune, et al.
Exhibit 22     Complaint filed January 30, 1997, in Settle v. Monsanto Company, et al.
Exhibit 23     Complaint filed January 31, 1997, in Glickberg v. Monsanto Company, et al.
Exhibit 24     Complaint filed February 5, 1997, in Lewis v. Monsanto Company, et al.
Exhibit 25     Order of Consolidation, dated March 10, 1997.
Exhibit 26     Memorandum of Understanding, dated March 31, 1997.

---------------
 *  Included with Schedule 14D-9 mailed to stockholders.

(A) Incorporated by Reference to the Company's Registration Statement on Form S-4 dated February 6, 1996.

(B) Incorporated by reference to the Company's Form 10-K for the six-month period ended December 31, 1996, filed on March 31, 1997.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          By:      /s/ LLOYD M. KUNIMOTO
                                            ------------------------------------
                                            Lloyd M. Kunimoto
                                            President and Acting Chief Executive
                                              Officer
Dated: April 7, 1997

                                                                      SCHEDULE I

                   INFORMATION WITH RESPECT TO THE INTERESTS
                   OF CERTAIN PERSONS IN THE OFFER AND MERGER

     In considering the recommendations of the Calgene Board and the Special Committee set forth in Item 4(a) of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") of which this Schedule I is a part, Public Stockholders should be aware that certain members of the Calgene Board and the Special Committee have interests in the Merger and the Offer which are described below and which may present them with certain conflicts of interest.

     SPECIAL COMMITTEE. The Company has agreed to pay the fees and expenses of the Special Committee's counsel and financial advisor. In addition, in consideration for their services in connection with the Offer and the Merger, the Company has agreed to pay $25,000 to certain of the members of the Special Committee (Allen J. Vangelos and Howard D. Palefsky) and $35,000 to the Chairman of the Special Committee (Roger H. Salquist).

     INTERESTS OF EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES WITH RESPECT TO SHARES CURRENTLY HELD AND OPTIONS. In the Offer, the Public Stockholders, including certain directors and employees of the Company, will be entitled to receive $8.00 for each Share currently held which is tendered in the Offer and accepted for payment in accordance with its terms. Pursuant to the Merger Agreement, the directors and employees of the Company holding Options may surrender such Options for cancellation and receive in exchange therefor cash payments as described under "THE MERGER" in Item 3(b)(2) of the Schedule 14D-9. Assuming all such Shares are tendered in the Offer and all such Options are surrendered for cancellation prior to the Effective Time, then the directors and executive officers of the Company will be entitled to receive, as contemplated by the Merger Agreement, based upon their holdings as of April 1, 1997, cash payments in the manner set forth in the table below:

                    SHARE AND OPTION AMOUNTS WITH RESPECT
        TO THE COMPANY'S DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES

                                                                                OPTIONS
                                                              $ AMOUNT         CONVERTED        $ AMOUNT
                                               OWNED       AT OFFER PRICE         TO         AT OFFER PRICE
                    NAME                       SHARES        FOR SHARES         CASH(1)        FOR OPTIONS
-------------------------------------------- ----------    ---------------     ---------     ---------------
Andrew M. Baum                                    8,701      $      69,608      100,000         $ 135,625
Patrick J. Fortune(2)                                 0                  0            0                 0
Robert T. Fraley(2)                                   0                  0            0                 0
Jeffrey D. Gargiulo                                   0                  0      100,000           212,500
William Higgins                                       0                  0       75,000            99,990
Michael R. Hogan(2)                                   0                  0            0                 0
Thomas F. Hughes                                  2,074             16,592      100,000           144,931
Lloyd M. Kunimoto                                 6,897             55,176       95,000           141,250
Christian Leleu                                  10,000             80,000      100,000           256,250
Michael J. Motroni                                    0                  0       75,000            86,875
Howard D. Palefsky                                    0                  0       16,000            35,000
John Robson                                      15,000            120,000       20,000            50,000
Roger H. Salquist                                23,578            188,624      294,762           376,846
Richard Stonard                                       0                  0      100,000           285,900
Allen J. Vangelos                                   600              4,800       16,000            35,000
Hendrick A. Verfaillie(2)                             0                  0            0                 0
Travelers Group Inc.(3)                       4,076,654         32,613,232            0                 0

---------------

(1) Excludes Options with exercise prices of $8.00 or greater per Share.

(2) Excludes 36,396,114 shares of Common Stock beneficially held by Parent of which such person may be considered an affiliate. Such person disclaims beneficial ownership of any Shares held by Parent or its affiliates.

(3) Based on an Information Statement Pursuant to Rules 13d-1 and 13d-2 on
    Schedule 13G filed by Travelers Group Inc. and Smith Barney Holdings Inc. with the SEC on January 22, 1997 with respect to Shares beneficially owned as of December 31, 1996.

CHANGE OF CONTROL EMPLOYMENT AGREEMENTS.

     Messrs. Salquist and Motroni entered into Change of Control Employment Agreements, dated as of July 19, 1995, with Calgene. Each agreement becomes effective only upon a Change of Control (as defined) of Calgene and provides that, if the employment of the officer is terminated by Calgene without Cause (as defined) or by the officer for Good Reason (as defined) within the three-year term of the agreement or if (in the case of Mr. Salquist) he resigns upon the six-month or three-year anniversaries of the effective date of the agreement, the officer shall receive severance benefits that include a payment equal to 2.99 times his base salary and average bonus for the prior three fiscal years. For purposes of such agreements, a Change of Control included the closing of the transaction on March 31, 1996 pursuant to which Monsanto acquired a 49.9% equity interest in Calgene. Each of Messrs. Salquist's and Motroni's Change of Control Agreements are attached hereto as Exhibits 12 and 13, respectively, and are incorporated herein by reference in their entirety.

     In connection with his resignation in August 1996, Mr. Salquist and Calgene entered into an amendment to his Change of Control Employment Agreement pursuant to which Mr. Salquist agreed that payments required to be made to him under such agreement would be paid over a 13-month period rather than in a lump sum. The amended agreement provided for the payment of $315,000 upon Mr. Salquist's resignation and monthly payments of $25,000 during a 12 month consulting period and an additional payment of $290,000 at the end of the 12 month period.

     On May 31, 1996, Mr. Motroni and Calgene entered into an amendment to his Change of Control Employment Agreement pursuant to which Mr. Motroni agreed to remain in the employ of Calgene until the earlier of (i) May 31, 1997 or (ii) the occurrence, after May 31, 1996, of any event that constitutes Good Reason (as defined) in consideration of Calgene's payment to Mr. Motroni of $100,000. In addition, the amended agreement provides for the payment to Mr. Motroni of $335,000 upon the earliest of (i) the cessation of his employment for any reason after May 31, 1997, (ii) the termination of his employment without Cause (as defined) or by reason of death, or (iii) his resignation as a result of the occurrence of any event that constitutes Good Reason.

     INDEMNIFICATION OF OFFICERS AND DIRECTORS. The Company's Restated Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of director's duty of loyalty or acts or omissions which involve intentional provisions to indemnify the Company's directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors. The foregoing description is qualified in its entirety by reference to Calgene's Restated Certificate of Incorporation, a copy of which is filed as Exhibit 14 to the Schedule 14D-9 and is hereby incorporated herein by reference.

     Calgene has entered into agreements with certain of its directors and officers providing for indemnification to the full extent permitted by Delaware law.

     See also the discussion in Item 3(b)(2) of the Schedule 14D-9 under "The Merger Agreement" for information concerning certain provisions relating to these matters contained in the Merger Agreement.

     Severance Arrangements. In connection with the Offer and the Merger, Parent has agreed to make the following provisions for severance payments to be made to certain eligible employees of the Company (including certain senior level employees of the Company, but excluding the President and Acting Chief Executive Officer of the Company, Lloyd M. Kunimoto) whose separation from the Company results from the restructuring, consolidation and/or integration of the operations of the Company with or into those of Parent (each such eligible employee, a "Covered Person"). Each Covered Person who is currently a Vice President of the Company shall receive (i) six months of base salary if such Covered Person has up to five years of service or (ii) 12 months of base salary if such Covered Person has more than five years of service.

     With respect to Mr. Kunimoto, Parent has agreed to make the following severance payments in the event of a separation occurring on or before December 31, 1997: (i) 24 months of base salary if Mr. Kunimoto is not offered a position with the Surviving Corporation and (ii) 12 months of base salary if Mr. Kunimoto is offered a position but subsequently elects to separate from the Surviving Corporation; provided, however, that in either case no severance payments shall result in the event the President is terminated for cause.

     In all cases, severance payments shall be made by the Company, in the case of separations occurring prior to the consummation of the Merger, and by Parent, in the case of separations occurring thereafter until December 31, 1997. Furthermore, in the case of all Covered Persons, the payment of severance as set forth above is conditioned on each such Covered Person executing a release of all claims against the Company and Parent, among others, and the failure to execute such a release will result in severance payments of one-quarter of one month's base salary for each year of service with the Company or Parent plus one-quarter of one month's base salary in lieu of notice of termination.

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                                           EXHIBIT
-----------    -------------------------------------------------------------------------------
Exhibit 1      Form of Offer to Purchase, dated April 7, 1997.
Exhibit 2      Form of Letter of Transmittal.
Exhibit 3      Agreement and Plan of Merger, dated as of March 31, 1997, among Monsanto
               Company, Monsanto Acquisition Company and Calgene, Inc.
Exhibit 4      Amendment to the Amended and Restated Stockholders Agreement, dated as of March
               31, 1997, between Calgene, Inc. and Monsanto Company
Exhibit 5      Proxy Statement of Calgene, Inc. dated as of October 10, 1996 relating to the
               Company's 1996 Annual Meeting of Stockholders.
Exhibit 6      Agreement and Plan of Reorganization between Calgene, Inc. and Monsanto Company dated as of October 13, 1995. (A)
Exhibit 7      Stock Purchase Agreement between the Calgene, Inc. and Monsanto Company dated as of September 27, 1996. (B)
Exhibit 8      Amended and Restated Stockholders Agreement between Calgene, Inc. and Monsanto
               Company dated as of November 12, 1996. (B)
Exhibit 9      Calgene Credit Facility Agreement between Calgene, Inc. and Monsanto Company dated as of March 31, 1996. (A)
Exhibit 10     Gargiulo Credit Facility Agreement between Calgene, Inc. and Monsanto Company dated as of March 31, 1996. (A)
Exhibit 11     Letter to Stockholders of Calgene, Inc. dated April 7, 1997.*
Exhibit 12     Change of Control Employment Agreement between Roger Salquist and Calgene,
               Inc., dated as of July 19, 1995. (A)
Exhibit 13     Change of Control Employment Agreement between Michael Motroni and Calgene,
               Inc., dated as of July 19, 1995. (A)
Exhibit 14     Restated Certificate of Incorporation of Calgene, Inc. (B)
Exhibit 15     Text of Joint Press Release issued by Calgene, Inc. and Monsanto Company dated
               April 1, 1997.
Exhibit 16     Opinion of Montgomery Securities, dated March 31, 1997.*
Exhibit 17     Complaint filed January 29, 1997, in Obstfeld v. Salquist, et al.
Exhibit 18     Complaint filed January 29, 1997, in Siegel v. Calgene, Inc., et al.
Exhibit 19     Complaint filed January 29, 1997, in Susser v. Kunimoto, et al.
Exhibit 20     Complaint filed January 29, 1997, in Elstein v. Monsanto Company, et al.
Exhibit 21     Complaint filed January 29, 1997, in Manson v. Fortune, et al.
Exhibit 22     Complaint filed January 30, 1997, in Settle v. Monsanto Company, et al.
Exhibit 23     Complaint filed January 31, 1997, in Glickberg v. Monsanto Company, et al.
Exhibit 24     Complaint filed February 5, 1997, in Lewis v. Monsanto Company, et al.
Exhibit 25     Order of Consolidation, dated March 10, 1997.
Exhibit 26     Memorandum of Understanding, dated March 31, 1997.

---------------
 *  Included with Schedule 14D-9 mailed to stockholders.

(A) Incorporated by Reference to the Company's Registration Statement on Form S-4 dated February 6, 1996.

(B) Incorporated by reference to the Company's Form 10-K for the period ended December 31, 1996, filed on March 31, 1997.